SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                        Insignia Financial Group, Inc.
                   -----------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   45767A105
                   -----------------------------------------
                                (CUSIP Number)


                                April 25, 2000
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 45767A105


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            1,228,118 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            1,228,118 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,228,118 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO/IA

                                  CUSIP No. 45767A105


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Master Fund, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            200,000 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            200,000 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200,000 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

                                  CUSIP No. 45767A105


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Overseas Fund , Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            1,028,118 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            1,028,118 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,028,118 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

      This Statement on Schedule 13G relates to shares of Common Stock of the Company ("Shares") held for the accounts of OZ Management L.L.C. ("OZ Management"), OZ Master Fund, Ltd. ("OZ Master Fund") and OZ Overseas Fund, Ltd. ("OZ Overseas"). OZ Management serves as principal investment manager to OZ Master Fund and OZ Overseas and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of OZ Master Fund and OZ Overseas. Although not identified as a Reporting Person herein, Mr. Daniel S. Och is the managing member of OZ Management, and may be deemed to control indirectly the Shares reported hereby.


      Item 1(a) Name of issuer: Insignia Financial Group, Inc., a Delaware corporation (the "Company").


      Item 1(b) Address of issuer's principal executive offices: 200 Park Avenue, New York, New York, 10166.


      Item 2(a)  Name of person filing:

      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      i)    OZ Management, L.L.C., a Delaware limited liability company.

      ii)   OZ Master Fund, Ltd., a Cayman Islands exempted limited company.

      iii)  OZ Overseas, Ltd., a Cayman Islands exempted limited company.


      2(b)  Address or principal business office or, if none, residence:

      The address of the principal business office of OZ Management is 153 East 53rd Street, 44th Floor, New York, New York 10022.

      The address of the principal business office of OZ Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I.


      The address of the principal business office of OZ Overseas is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I


      2(c)  Citizenship:

      i)    OZ Management is a Delaware limited liability company.

      ii)   OZ Master Fund is a Cayman Islands exempted limited company.

      iii)  OZ Overseas Fund is a Cayman Islands exempted limited company.


      2(d)  Title of class of securities: Common Stock

      2(e)  CUSIP No.:   45767A105


      Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

      (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under section 8 of the Investment Company Act.

      (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


      Item 4.  Ownership

      See cover page for each Reporting Person.

      OZ Master Fund is the record owner of 200,000 Shares.   OZ Management
serves as investment manager to OZ Master Fund and as such, has shared voting and dispositive authority over the Shares owned of record by OZ Master Fund.

      OZ Overseas is the record owner of 1,028,118 Shares. OZ Management serves as investment manager to OZ Overseas and as such, has shared voting and dispositive authority over the Shares owned of record by OZ Overseas.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [ ]


      Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

      Not applicable.


      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.


      Item 8.  Identification and Classification of Members of the Group.

      Not applicable.


      Item 9.  Notice of Dissolution of Group.

      Not applicable.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 4, 2000.


OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member


OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
----------------------------------
Name:  Daniel S. Och
Title:  Managing Member



OZ OVERSEAS FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
----------------------------------
Name:  Daniel S. Och
Title:  Managing Member